SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

VIA EDGAR

October 3, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Tyler Howes
James Lopez

Re:	SoundHound AI, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-40193

Gentlemen:

SoundHound AI, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 20, 2024, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on March 1, 2024 (the “Form 10-K”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, page 119

1.	We note you have checked the box stating that your filing contains error corrections to previously issued financial statements that required a recovery analysis of incentive-based compensation received by your executive officers. However, we do not note any disclosure related to your recovery analysis. Please provide the information required by Item 402(w) of Regulation S-K.

Response:

The Company respectfully advises the Staff that, in the Company’s view, the second box was properly checked. The error corrections (as described in more detail below, the “Error Corrections”) are restatements of the Company’s financial statements that were included in the Company's previously issued condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022, as of and for the year ended December 31, 2022, and as of and for the three months ended March 31, 2023 and the three and six months ended June 30, 2023. Therefore, in accordance with the Company’s compensation clawback policy, a recovery analysis of incentive-based compensation received by any of the Company's executive officers during the period from and after October 2, 2023 (the “Recovery Period”) was required.

The Company conducted a recovery analysis and concluded that the incentive-based compensation received during the Recovery Period did not trigger a recovery. The basis for this conclusion was the following:

●	The Error Corrections related to 1) accounting for the Company’s equity line of credit as a derivative instrument; 2) classification of certain lender fees and the allocation of the warrants in connection with the Company’s previously existing term loan; and 3) the incorrect recording of in-kind dividends associated with the Company’s previously outstanding Series A Preferred Stock. The Error Corrections did not affect any of the financial metrics used to determine incentive compensation paid to or received by the Company’s executive officers on or after October 2, 2023, or any other forms of compensation that would have been subject to a recovery analysis.

●	As described more fully in the Company’s definitive proxy statement, during fiscal 2023 each of the Company’s executive officers received service-based restricted stock awards, Performance Stock Units (the “PSUs”), and non-equity incentive plan compensation. The PSUs were subject to performance-based vesting over a four-year performance period and are subject to the following vesting schedule: (i) 25% if the Company achieves $100 million of GAAP revenue in a trailing 12 month period; (ii) 25% if the Company is cash-flow positive in a trailing 12 month period; (iii) 25% if the Company’s stock price reaches a 90-day average of $15; and (iv) 25% if the Company’s stock price reaches a 90-day average of $20. None of these conditions to PSU vesting has been achieved to date and accordingly, no compensation was paid pursuant to the PSUs.

●	The Company’s annual non-equity bonuses were based on three financial criteria (revenue, adjusted EBITDA, and recurring revenue) and one non-financial criterion (individual performance), which was based upon subjective factors that were not related to financial reporting measures. Of the three financial criteria, the revenue target was the sole metric that was achieved. Revenue was not impacted by the Error Corrections and accordingly, no clawback was required.

The Company notes the Staff’s comments and will include additional disclosure relating to its recovery analysis in future filings when the foregoing box is checked, in accordance with Item 402(w) of Regulation S-K.

We thank the Staff very much for its review of the foregoing and the Form 10-K. If you have questions or further comments, please feel free to contact our counsel, Matthew Bernstein, Esq., by telephone at 212-370-1300.

Sincerely,

SoundHound AI, Inc.

/s/ Keyvan Mohajer
Keyvan Mohajer
Chief Executive Officer

cc:	Matthew Bernstein, Esq.